Exhibit 99.3

Return on Equity and Assets Ratios

	Q3 2025	Q2 2025	Q1 2025	Nine months ended July 31, 2025	For the Year-Ended October 2024
Return on Assets	0.89%	0.76%	0.85%	0.84%	0.77%
Return on Equity	17.3%	14.2%	16.8%	16.1%	14.4%
Dividend Payout Ratio	41%	49%	42%	44%	50%